Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

International Headquarters

2150 St. Elzéar Blvd. West

Laval, Quebec H7L 4A8

Phone: 514.744.6792

Fax: 514.744.6272

Contact Information:
Investors:	U.S. Media:
Laurie W. Little	Renee E. Soto/Meghan Gavigan
Valeant Pharmaceuticals International, Inc.	Sard Verbinnen & Co.
949-461-6002	212-687-8080
laurie.little@valeant.com	rsoto@sardverb.com/mgavigan@sardverb.com

Canadian Media:
Jean-Sébastien Lamoureux
Le Cabinet de relations publiques NATIONAL/ NATIONAL Public Relations
514-843-2368
jslamoureux@national.ca

VALEANT PHARMACEUTICALS FILES AN OFFICIAL COMPLAINT WITH THE AUTORITÉ DES MARCHÉS FINANCIERS ABOUT ALLERGAN’S FALSE AND MISLEADING STATEMENTS

LAVAL, Quebec, July 24, 2014 – Valeant Pharmaceuticals International, Inc. (“Valeant”) (NYSE:VRX) (TSX:VRX) announced today that it has filed a detailed complaint with the Autorité des marchés financiers (“AMF”) regarding Allergan, Inc.’s (NYSE: AGN) apparent attempts to mislead investors and to negatively influence the market price of Valeant’s common shares by continuing to make false and misleading statements regarding Valeant’s business despite Valeant’s public statements correcting this misinformation. A similar complaint was filed earlier this week with the U.S. Securities and Exchange Commission (“SEC”).

As indicated in its press release dated July 21, Valeant’s complaints to the AMF and the SEC outline the persistent pattern of misleading statements Allergan has made, including alleging that Bausch + Lomb’s pharmaceutical sales were stagnant or declining. They also address Allergan’s activities and meetings targeting Valeant shareholders in Canada.

“In our press release dated July 21, 2014, we highlighted the most recent false statements by Allergan regarding the sales growth at Bausch + Lomb. Despite this, Allergan responded that they stood by their comments,” said J. Michael Pearson, Valeant Chairman and Chief Executive Officer. “This continued disregard for the facts and the harm it has caused Valeant shareholders underscores the importance of the complaints we have made with the AMF and SEC.”

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive solicitation statement with the SEC on July 11, 2014, and a preliminary proxy statement on July 23, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

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Siège social international

2150, boul. Saint-Elzéar Ouest

Laval (Québec) H7L 4A8

Téléphone : 514 744-6792

Télécopieur : 514 744-6272

Pour information :
Investisseurs :	Médias des États-Unis :
Laurie W. Little	Renee E. Soto/Meghan Gavigan
Valeant Pharmaceuticals International, Inc.	Sard Verbinnen & Co.
949 461-6002	212 687-8080
laurie.little@valeant.com	rsoto@sardverb.com/mgavigan@sardverb.com

Médias du Canada :
Jean-Sébastien Lamoureux Le Cabinet de relations publiques NATIONAL/ NATIONAL Public Relations 514 843-2368
jslamoureux@national.ca

VALEANT PHARMACEUTICALS DÉPOSE UNE PLAINTE OFFICIELLE AUPRÈS DE L’AUTORITÉ DES MARCHÉS FINANCIERS CONCERNANT LES DÉCLARATIONS FAUSSES ET TROMPEUSES D’ALLERGAN

LAVAL (Québec), le 24 juillet 2014 – Valeant Pharmaceuticals International, Inc. (« Valeant ») (NYSE : VRX) (TSX : VRX) a déposé aujourd’hui une plainte détaillée auprès de l’Autorité des marchés financiers (l’« AMF ») concernant les tentatives apparentes d’Allergan, Inc. (NYSE : AGN) d’induire les investisseurs en erreur et de nuire au cours des actions ordinaires de Valeant en continuant de colporter de l’information fausse et trompeuse sur les activités de Valeant malgré les déclarations publiques de Valeant visant à corriger cette information trompeuse. Une plainte similaire a été déposée plus tôt cette semaine auprès de la Securities and Exchange Commission (la « SEC ») des États-Unis.

Comme il est indiqué dans le communiqué daté du 21 juillet, les plaintes de Valeant déposées auprès de l’AMF et de la SEC décrivent la tendance persistante des déclarations trompeuses qu’Allergan a faites, notamment alléguant que les ventes pharmaceutiques de Bausch + Lomb stagnaient ou déclinaient. Elles traitent également des activités et des réunions d’Allergan ciblant les actionnaires de Valeant au Canada.

« Dans notre communiqué du 21 juillet 2014, nous avons souligné les dernières fausses déclarations d’Allergan concernant la croissance des ventes de Bausch + Lomb. Malgré tout, Allergan a répondu qu’elle maintenait ses commentaires, a déclaré J. Michael Pearson, président du conseil et chef de la direction de Valeant. Ce mépris continu des faits et le préjudice qu’il a causé aux actionnaires de Valeant soulignent l’importance des plaintes que nous avons déposées auprès de l’AMF et de la SEC. »

Information prospective

Le présent communiqué peut renfermer de l’information prospective au sens des lois canadiennes sur les valeurs mobilières et au sens attribué à l’expression forward-looking statements dans la loi des États-Unis intitulée Private Securities Litigation Reform Act of 1995. Cette information prospective inclut, sans limitation, des déclarations concernant l’offre d’achat de Valeant pour Allergan, le financement de l’opération proposée, le rendement futur prévu de Valeant (y compris les résultats opérationnels prévus et des indications financières) ainsi que la situation financière, les résultats opérationnels, la stratégie et les plans futurs de la société issue du regroupement. L’information prospective se reconnaît à l’emploi de termes tels que « prévoir », « avoir l’intention de », « plan », « être d’avis que », « estimer », « potentiel », « éventuel », « cible », « possibilité », « tentative », « positionnement », « conçu », « créer », « prédire », « projet », « chercher », « permanent », « accroissement », « augmentation », « continuer » et des expressions semblables, ainsi qu’à l’emploi du conditionnel et du futur. Cette information repose sur les attentes et les convictions actuelles de la direction et est assujettie à de nombreuses hypothèses et incertitudes et à de nombreux risques qui évoluent au fil du temps et en conséquence desquels les résultats réels pourraient être sensiblement différents de ceux qui sont prévus dans l’information prospective. Ces hypothèses, ces incertitudes et ces risques comprennent, sans limitation, les hypothèses, les incertitudes et les risques analysés dans le plus récent rapport annuel ou trimestriel de la Société déposé auprès de la SEC et des Autorités canadiennes en valeurs mobilières (les « ACVM »), ainsi que les hypothèses, les incertitudes et les risques liés au projet de fusion, qui sont exposés dans les documents que Valeant dépose à l’occasion auprès de la SEC et des ACVM; ces facteurs sont intégrés par renvoi dans les présentes. Les facteurs importants en conséquence desquels les résultats réels pourraient être sensiblement différents de l’information prospective que nous donnons dans la présente communication sont énoncés dans d’autres rapports ou documents que nous déposons auprès de la SEC et des ACVM. Ces facteurs comprennent, sans limitation, ceux qui suivent :

•	le dénouement de l’offre et de la fusion de deuxième étape, y compris la suppression définitive, par le conseil d’Allergan, des obstacles à la réalisation de l’offre et de la fusion de deuxième étape décrits dans l’offre d’échange, ou l’omission de rendre ces obstacles inopérants;

•	l’issue de l’intégration des activités de Valeant et d’Allergan, le résultat de l’application de la stratégie de prix et d’exploitation de Valeant à Allergan et la capacité résultante de réaliser des synergies;

•	les effets du projet de regroupement de Valeant et d’Allergan, y compris la situation financière, les résultats opérationnels, la stratégie et les plans futurs de la société issue du regroupement;

•	l’incidence de la réglementation gouvernementale sur nos opérations réelles ou éventuelles de regroupement d’entreprises;

•	la capacité, au moment opportun, d’obtenir les approbations réglementaires et de satisfaire à d’autres conditions de l’offre, y compris l’obtention de l’approbation requise des actionnaires;

•	la capacité de Valeant de maintenir et d’accroître les produits des activités ordinaires et les flux de trésorerie générés par les activités dans nos marchés ainsi que de conserver d’accroître la clientèle; la nécessité d’innover et les dépenses d’investissement connexes; et la conjoncture économique imprévisible aux États-Unis et dans d’autres marchés;

•	l’impact de la concurrence des autres participants au marché;

•	le développement et la commercialisation de nouveaux produits;

•	la disponibilité, en général, des fonds nous permettant d’acquitter nos dettes par anticipation ou à l’échéance et de financer nos activités et nos dépenses d’investissements nécessaires i) sous forme de fonds en caisse, ii) sous forme de flux de trésorerie disponibles ou iii) au moyen de l’accès aux marchés financiers ou du crédit;

•	notre capacité de respecter tous nos engagements issus de nos actes de fiducie et de nos facilités de crédit, dont la violation, s’il n’y est pas remédié rapidement, pourrait entraîner un manquement à nos autres obligations aux termes de clauses de défaillance croisée;

•	les incertitudes et les risques liés aux activités décrits par Allergan dans ses rapports et ses autres documents déposés auprès de la SEC.

Toute information prospective qui nous est attribuable ou qui est attribuable à une personne agissant pour notre compte est donnée entièrement sous réserve de la présente mise en garde. Le lecteur est prié de ne pas s’en remettre sans réserve à l’information prospective. Cette information prospective n’est valide qu’à la date des présentes. Valeant ne s’engage nullement à mettre l’information prospective à jour pour tenir compte de nouveaux événements ou de nouvelles circonstances qui se produiraient ou existeraient après la date du présente communiqué ou pour tenir compte du dénouement réel.

RENSEIGNEMENTS SUPPLÉMENTAIRES

Le présent communiqué ne constitue pas une offre d’achat ni une sollicitation d’une offre de vente de titres. Il porte sur l’offre d’échange que Valeant a présentée aux actionnaires d’Allergan. L’offre d’échange est présentée aux termes d’une déclaration d’offre publique de rachat sur annexe TO (y compris l’offre d’échange, la lettre de choix, la lettre d’envoi et d’autres documents d’offre connexes) et d’une déclaration d’inscription sur formulaire S-4 déposée par Valeant auprès de la SEC le 18 juin 2014 et auprès des ACVM, telles qu’elles peuvent chacune être modifiées à l’occasion. Ces documents contiennent des renseignements importants, y compris les modalités de l’offre. En outre, Valeant a déposé une circulaire de sollicitation de procurations provisoire auprès de la SEC le 24 juin 2014, telle qu’elle peut être modifiée à l’occasion. Pershing Square Capital Management, LP (« Pershing Square ») a déposé une déclaration de sollicitation définitive auprès de la SEC le 11 juillet 2014, et une circulaire de sollicitation de procurations provisoire le 23 juillet 2013, et Valeant et Pershing Square (et, si une opération négociée est conclue, Allergan) peuvent déposer une ou plusieurs circulaires de sollicitation de procurations supplémentaires ou d’autres documents auprès de la SEC. Le présent communiqué ne remplace pas une circulaire de sollicitation de procurations, déclaration d’inscription, un prospectus ou un autre document que Valeant, Pershing Square et/ou Allergan ont déposé ou peuvent déposer auprès de la SEC dans le cadre de l’opération proposée. LES INVESTISSEURS ET LES PORTEURS DE TITRES DE VALEANT ET D’ALLERGAN SONT PRIÉS DE LIRE ATTENTIVEMENT L’OFFRE PUBLIQUE DE RACHAT, LA DÉCLARATION

D’INSCRIPTION ET LES AUTRES DOCUMENTS DÉPOSÉS AUPRÈS DE LA SEC DANS LEUR INTÉGRALITÉ QUAND ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES RENSEIGNEMENTS IMPORTANTS SUR L’OPÉRATION PROPOSÉE. Toute circulaire de sollicitation de procurations (lorsque qu’elle sera disponible) sera envoyée aux actionnaires d’Allergan et/ou de Valeant, le cas échéant, par la poste. Les investisseurs et les porteurs de titres peuvent obtenir des exemplaires gratuits de l’offre publique de rachat, de la déclaration d’inscription et d’autres documents (lorsqu’ils seront disponibles) déposés auprès de la SEC par Valeant et/ou Pershing Square par l’entremise du site web de la SEC au http://www.sec.gov.

Des renseignements sur les noms de Valeant et des personnes liées à Valeant qui peuvent être considérées comme des participants à une sollicitation auprès des actionnaires d’Allergan ou de Valeant à l’égard d’une proposition de Valeant visant un regroupement avec Allergan et sur leurs participations dans Allergan et Valeant figurent dans les circulaires de sollicitation de procurations supplémentaires définitives à l’égard d’Allergan que Valeant a déposées auprès de la SEC le 21 avril 2014 et le 28 mai 2014. Des renseignements sur les noms de Pershing Square et des personnes liées à Pershing Square qui peuvent être considérées comme des participants à une sollicitation auprès des actionnaires d’Allergan ou de Valeant à l’égard d’une proposition de Valeant visant un regroupement avec Allergan et sur leurs participations dans Allergan et Valeant figurent dans une circulaire de sollicitation de procurations supplémentaire définitive à l’égard d’Allergan que Pershing Square a déposée auprès de la SEC. La circulaire de sollicitation de procurations supplémentaire définitive dont il est question au présent paragraphe peut être obtenue gratuitement auprès des sources indiquées ci-dessus.

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